EXHIBIT 99.1

IIJ Announces Full Year and Fourth Quarter Financial Results for the Fiscal Year Ended March 31, 2011

TOKYO, May 13, 2011 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE:3774) today announced its full year ("FY2010") and 4th quarter ("4Q10") consolidated financial results for the fiscal year ended March 31, 2011.1

Highlights of Financial Results for FY2011

	FY2010 Actual Results	FY2011 Target
Revenues	JPY82,418 million ($996 million)	JPY100,000 million
Operating Income	JPY4,141 million ($ 50 million)	JPY6,300 million
Net Income attributable to IIJ	JPY3,203 million ($ 39 million)	JPY3,400 million
  Revenues were up 21.2% YoY. Outsourcing services steadily grew and there were 7 months contribution from IIJ Global Solutions Inc. ("IIJ-GS"). Systems Integration ("SI") was down 2.1% YoY.
  Operating income was up 21.4% YoY. Gross margin of network services steadily increased and operating loss related to ATM operation business decreased. Gross margin of SI decreased in relation to the scale down of a large contract, downside effect from the earthquake and initial burden related to the commencement of cloud computing services.
  Net income attributable to IIJ was JPY3,203 million ($39 million), up 43.4% YoY.

Highlights of Fourth Quarter FY2010 Financial Results

  Revenues were JPY25,622 million ($310 million), up 30.1% YoY.
  Operating income was JPY1,711 million ($21 million), up 21.8% YoY. Gross margin of SI largely decreased as there was a contract of very low margin.
  Net income attributable to IIJ was JPY1,206 million ($15 million), up 9.6% YoY.

Financial Targets for FY2011

  IIJ targets revenues of JPY100 billion, operating income of JPY6.3billion, income before income tax expense (benefit) of JPY5.6 billion and net income attributable to IIJ of JPY3.4 billion for FY2011.
  IIJ targets cash dividend of JPY3,000 per share of common stock for FY20112 (JPY1,500 cash dividend for interim-period and fiscal year-end, respectively.)

1Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated. The translation of Japanese yen into U.S. dollars is solely for the convenience of readers outside of Japan. The rate used for the translation was JPY82.76 per US$1.00, which was the noon buying rate on March 31, 2011.

2IIJ's 1 common stock is equivalent to 400 ADSs

Overview of FY2010 Financial Results and Business Outlook

"IIJ ended FY2010 with positive growth expectations for the coming years, amid the tough economic environment," said Koichi Suzuki, President and CEO of IIJ.

"During FY2010, we continued our business strategy to enrich our service line-ups to enhance cross-selling. Among many others, the business development of IIJ GIO, our cloud computing service commenced this fiscal year, was especially encouraging. As of FY2010 end, we are servicing over 430 cloud computing projects to both clients we had prior contact with and whom are new to us. FY2010 revenues of IIJ GIO was approximately JPY0.6 billion and monthly revenue for March 2011 has reached JPY120 million. In FY2011, we expect IIJ GIO to earn over JPY3 billion in revenue."

"Another of our FY2010 achievement was the acquisition of IIJ Global Solutions Inc. from AT&T Japan for JPY9.2 billion. For FY2010, revenues and operating income related to IIJ-GS of 7 month were JPY15,094 million and JPY1,190 million."

"As for our FY2010 financial results, our total revenue and income fell short from target as our SI business suffered due to JPY5 billion of revenue decrease by a single large SI contract, the initial cost burden related to IIJ GIO and downside effect from the earthquake. However, with the acquisition of IIJ-GS and the continuous growth from our outsourcing service revenues, our full year revenue increased by 21.2% YoY and operating income increased by 21.4% YoY, respectively."

"For FY2011 financial targets, we target revenue of JPY100 billion and operating income of JPY6.3 billion. Revenues from our network services will continue to increase, large revenue decrease from SI such we had in FY2010 is not anticipated and there will be a full year contribution from IIJ-GS. Operating income is expected to increase by JPY2.2 billion YoY as we expect continuous increase in network services and SI revenues including IIJ GIO, additional profit contribution from IIJ-GS of around JPY0.5 billion and ATM operation business loss to decrease by around JPY0.6 billion."

"FY2010 was just the beginning year for cloud computing in Japan and FY2011 may be an epidemic year. It may bring further paradigm shift to the communication and SI business community. This situation of accelerating outsourcing trend combined with our 15 years of experience providing outsourcing services, pioneering technological skills to develop network services with our own operated network-facilities throughout Japan and strong relationships with over 6,500 blue chip customers, would be a great business opportunity for us. Under these business environment, we would like to further accelerate our business developments aiming for our business to dramatically scale-up to the level such as doubled in the coming five years, with our every effort."

FY2010 Nine Months Financial Results Summary

Operating Results Summary
	FY2009	FY2010	YoY % change
	JPY millions	JPY millions
Total Revenues	68,006	82,418	21.2
Network Services[3]	36,972	51,662	39.7
SI	30,071	29,444	(2.1)
Equipment Sales	756	796	5.3
ATM Operation Business	207	516	150.0
Total Costs	54,050	65,828	21.8
Network Services	30,533	41,678	36.5
SI	21,904	22,467	2.6
Equipment Sales	649	683	5.2
ATM Operation Business	964	1,000	3.8
SG&A Expenses and R&D	10,544	12,449	18.1
Operating Income	3,412	4,141	21.4
Income before Income Tax Expense	2,859	3,834	34.1
Net income attributable to IIJ	2,234	3,203	43.4
[3]From the second quarter of FY2010, "Connectivity and Outsourcing Services Revenues" has been renamed to "Network Services Revenues".
Segment Summary
	FY2009	FY2010
	JPY millions	JPY millions
Net Revenues	68,006	82,418
Network services and SI business	68,228	82,357
ATM operation business	207	516
Elimination	429	455
Operating Income (Loss)	3,412	4,141
Network service and SI business	4,435	4,813
ATM operation business	(1,001)	(643)
Elimination	22	29

We have omitted segment analysis because most of our revenues are dominated by Network services and SI business.

FY2010 Results of Operation

Revenues

Revenues were JPY82,418 million, up 21.2% YoY. Additional revenue of 7 months related to IIJ-GS was JPY15,094 million.

Network Services revenue were JPY51,662 million, up 39.7% YoY.

Revenues for Internet connectivity services for corporate use were JPY14,005 million, up 1.1% YoY. While IP service revenues were affected by the migration of certain large IP contracts and price down pressure at the beginning of the fiscal year, IIJ mobile service and broadband connectivity services increased, respectively.

Revenues for Internet connectivity services for home use were JPY 6,525 million, down 4.8% YoY due to the continuous cancellation of old network services and the planned service termination of one of our OEM clients. There were also affects from exemption of services fees for those individual users affected by the Tohoku Pacific Earthquake.

WAN Services revenue were JPY16,100 million, up 530.5% YoY. There were additional revenues related to IIJ-GS of 7 months.

Outsourcing services revenue were JPY15,032 million, up 9.6% YoY. Services such as anti-spam email services, web security service, data center related services and contents delivery services increased, respectively.

Number of Contracts for Connectivity Services
	as of March 31, 2010	as of March 31, 2011	YoY Change
Internet Connectivity Services (Corporate Use)[4]	63,998	86,803	22,805
IP Service (-99Mbps)	926	908	(18)
IP Service (100Mbps-999Mbps)	254	305	51
IP Service (1Gbps-)	125	126	1
IIJ Data Center Connectivity Service	315	305	(10)
IIJ FiberAccess/F and IIJ DSL/F	28,663	42,851	14,188
IIJ Mobile Service[5]	32,315	40,988	8,673
Others	1,400	1,320	(80)
Internet Connectivity Services (Home Use)	400,667	374,328	(26,339)
Under IIJ Brand	46,900	41,176	(5,724)
hi-ho	168,223	151,828	(16,395)
OEM	185,544	181,324	(4,220)
Total Contracted Bandwidth	650.4 Gbps	733.4 Gbps	83.0 Gbps
[4]From the second quarter of FY2010, "Connectivity Services" has been renamed to "Internet Connectivity Services ".
[5]Contracts of IIJ Mobile Service are of mobile data communication service for corporate use.

Network Services Revenues Breakdown
	FY2009	FY2010	YoY % change
	JPY millions	JPY millions
Internet Connectivity Service (Corporate Use)	13,847	14,005	1.1
IP Service[6]	9,214	8,962	(2.7)
IIJ FiberAccess/F and IIJ DSL/F	2,948	3,047	3.4
IIJ Mobile Service[7]	1,395	1,738	24.5
Others	290	258	(11.3)
Internet Connectivity Service (Home Use)	6,854	6,525	(4.8)
Under IIJ Brand	1,034	989	(4.4)
hi-ho	5,254	4,996	(4.9)
OEM	566	540	(4.5)
WAN Services[8]	2,553	16,100	530.5
Outsourcing Services	13,718	15,032	9.6
Total Network Services	36,972	51,662	39.7

SI revenues were JPY29,444 million, down 2.1% YoY. As for systems construction, despite the scale-down from a certain large client (decrease in revenues by JPY3 billion YoY) and affects by the Tohoku Pacific Earthquake, mid- to small sized construction projects accumulated and systems construction projects accompanied by the introduction of cloud computing services increased. As a result, systems construction revenues increased to JPY11,937 million, up 5.1% YoY. Systems operation and maintenance revenues, a recurring revenue, was JPY17,507 million, down 6.5% YoY. Revenues in relation to cloud computing services steadily increased, but the scale-down from a certain large client was very large (decrease in revenues by JPY2 billion YoY).

The order backlog for systems construction and equipment sales was JPY3,796 million, up 20.0% YoY. The order backlog for systems operation and maintenance was JPY 11,347 million, up 9.2% YoY.

Equipment sales revenues were JPY796 million, up 5.3% YoY.

ATM Operation Business revenues were JPY516 million (JPY207 million in FY2009). The ATM operation business is operated by Trust Networks Inc., IIJ's consolidated subsidiary, and it receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. As of May 13, 2011, 280 ATMs are placed.

Cost and expense

Cost of revenues was JPY65,828 million, up 21.8% YoY. Cost of revenues related to IIJ-GS of 7 months were JPY12,137 million.

Cost of Network Services revenue was JPY41,678 million, up 36.5% YoY due to the increase in circuit related and outsourcing related costs mainly related to IIJ-GS of 7 months. Gross margin for network services was JPY9,984 million, up 55.0% YoY and gross margin ratio was 19.3%, up 1.9% YoY.

Cost of SI revenues was JPY22,467 million, up 2.6% YoY mainly due to the increase in network operation related and personnel related costs. Gross margin for SI was JPY6,977 million, down 14.6% YoY in relation to the scale down of a large contract, downside effect from the earthquake, the increase in network operation related and personnel related costs from the commencement of cloud computing service "IIJ GIO" and a low margin project in 4Q10.Gross margin ratio was 23.7%.

Cost of Equipment Sales revenues was JPY683million, up 5.2% YoY. Gross margin was JPY113 million and gross margin ratio was 14.2%.

Cost of ATM Operation Business revenues was JPY1,000 million. Gross loss of ATM operation business was JPY484 million, compared to JPY757 million of gross loss for FY2009.

6IP Service revenues include revenues from the Data Center Connectivity Service.

7Revenue from mobile data communication service for home use is included in Internet Connectivity service (home use).

8From 2Q10, "WAN services", which were components of "Outsourcing servicesrevenues" were separately disclosed.

SG&A and R&D Expenses

SG&A and R&D expenses were JPY12,449 million, up 18.1% YoY. SG&A expenses related to IIJ-GS of 7 months was JPY1,767million.

Sales and marketing expenses were JPY6,616 million, up 22.4% YoY mainly due to the increase in personnel related expenses and depreciation and amortization increased. Amortization of customer relationship related to IIJ-GS was JPY255 million and loss on disposal of non-amortized intangible assets was JPY120 million.

General and administrative expenses were JPY5,479 million, up 13.5% YoY mainly due to the increase in personnel related expenses and depreciation and amortization. There were expenses of JPY70 million in relation to asset retirement obligations and restoration expenses, to return the leased office space to its original state, of JPY48 million in relation to FY2011 new office plan.

Research and development expenses were JPY354 million, up 13.0% YoY.

Operating income

Operating income was JPY4,141 million, up 21.4% YoY as gross margin for network services increased and operation loss related to ATM operation business decreased, while SI gross margin decreased resulting from the scale-down of a certain large client.

Other income (expenses)

Other income (expenses) was net other expense of JPY307 million (expense of JPY553 million for FY2009) as losses on write-down of other investments decreased, gains on sale of available-for-sale equity securities increased and interest expenses decreased.

Income before income tax expenses

Income before income tax expenses was JPY3,834 million, up 34.1% YoY (JPY2,859 million for FY2009).

Net Income

Income tax expense was JPY956 million (JPY 1,132million for FY2009). Deferred income tax expenses was JPY607 million (JPY756 million for FY2009).

Equity in net income of equity method investees was JPY123 million (JPY159 million for FY2009).

Net income was JPY 3,001million, up 59.1% YoY (JPY1,886 million for FY2009).

Net income attributable to IIJ

Net loss attributable to noncontrolling interests was JPY202 million (JPY348 million for FY2009), related to Trust Networks Inc. and GDX Japan Inc.

Net income attributable to IIJ was JPY3,203 million, up 43.4% YoY (JPY2,234 million for FY2009).

FY2010 Financial Condition

Balance Sheets

As of March 31, 2011, the balance of total assets was JPY71,497 million, increased by JPY19,377 million from the balance as of March 31, 2010 as a result of the acquisition of IIJ-GS.

For current assets, as compared to each of the respective balances as of March 31, 2010, accounts receivable increased by JPY5,035 million and cash and cash equivalents increased by JPY4,549 million. As for noncurrent assets, property and equipments increased by JPY3,511 million, other intangible assets (net) increased by JPY3,043 million and goodwill increased by JPY2,360 million. As for current liabilities, as compared to each of the respective balances as of March 31, 2010, short-term borrowings increased by JPY8,980 million mainly for the acquisition of IIJ-GS and accounts payable increased by JPY6,606 million. As for noncurrent liabilities, as compared to each of the respective balances as of March 31, 2010, deferred income-noncurrent increased by JPY710 million.

As of March 31, 2011, the balance of other investments was JPY2,794 million, an increased of JPY212 million from the balance as of March 31, 2010. The breakdown of other investments were JPY1,893 million in nonmarketable equity securities, JPY741 million in available-for-sale securities and JPY160 million in other.

As of March 31, 2011, the balance of non-amortized intangible assets (excluding telephone rights) such as goodwill was JPY5,980 million, and the breakdown of non-amortized intangible assets were JPY5,788 million in goodwill and JPY192 in trademark. As of March 31, 2011, the balance of amortized intangible assets, which was customer relationships, was JPY5,844 million.

Total IIJ shareholders' equity as of March 31, 2011 was JPY29,652 million, an increase of JPY2,333 million from the balance as of March 31, 2010. IIJ Shareholders' equity ratio (total IIJ shareholders' equity/total assets) as of March 31, 2011 was 41.5%.

Cash Flows

Cash and cash equivalents as of March 31, 2011 were JPY13,314 million compared to JPY8,764 million as of March 31, 2010.

Net cash provided by operating activities for FY2010 was JPY12,564 million compared to net cash provided by operating activities of JPY9,621 million for FY2009. Operating income increased YoY mainly due to the increase in gross margin for network services. In addition, there were changes in operating assets and liabilities during FY2010, mainly from the Increase in inventories, prepaid expenses and other current and noncurrent assets of JPY1,021 million, increase in accounts payable of JPY1,995 million and the decrease in account receivable of JPY430 million.

Net cash used in investing activities for FY2010 was JPY13,493 million compared to net cash used in investing activities of JPY3,788 million for FY2009, mainly due to the acquisition of IIJ-GS for JPY9,170 million, the purchase of property and equipments of JPY 3,839million and payment of guarantee deposits of JPY 687 million.

Net cash provided by financing activities for FY2010 was JPY5,521 million compared to net cash used in financing activities of JPY7,238 million for FY2009, mainly due to the net increase in short-term borrowings of JPY8,980 million, principal payments under capital leases of JPY2,989 million and JPY507million for FY2009 year-end and FY2010 interim dividends payments.

FY2011 Financial Targets

Our targets for the fiscal year ending March 31, 2012 are as follows:

				(JPY in millions)
	Revenues	Operating Income	Income before Income Tax Expense (Benefit)	Net Income attributable to IIJ
1H FY2011 Target	47,500	2,000	1,700	1,000
Full FY2011 Target	100,000	6,300	5,600	3,400

Revenue is expected to increase to JPY100 billion as we expect revenues from our network services will continue to increase, large revenue decrease from SI such we had in FY2010 is not anticipated and there will be a full year contribution from IIJ-GS.

Operating income is expected to increase by JPY2.2 billion YoY as we expect continuous increase in network services and SI revenues including IIJ GIO, additional profit contribution from IIJ-GS of around JPY0.5 billion and ATM operation business loss to decrease by around JPY0.6 billion.

Tax rate will be back to normal from FY11.

FY2011 Dividend Forecast

Our FY2011 dividend forecasts are as follows:

	Interim	Year-end	Full-Year
FY2011 Dividend (forecast)	JPY1,500 (forecast)	JPY1,500 (forecast)	JPY3,000 (forecast)
FY2010 Dividend	JPY1,250	JPY1,500	JPY2,750

Other Information

From the second quarter of FY2010, to reflect the acquisition of IIJ Global Solutions Inc. on September 1, 2010, "WAN services", which were components of "Outsourcing services revenues" were separately disclosed to clarify the contents of WAN services revenues. In addition, "Connectivity Services" was renamed to "Internet Connectivity Services".

"Deferred income —Noncurrent" which were in "other noncurrent liabilities" has been reclassified and shown in a separate line due to materiality.

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income attributable to IIJ in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	FY2009	FY2010
	JPY millions	JPY millions
Adjusted EBITDA	8,718	10,210
Depreciation and Amortization[9]	(5,306)	(5,851)
Impairment loss on other intangible assets	--	(218)
Operating Income	3,412	4,141
Other Income (Expense)	(553)	(307)
Income Tax Expense	1,132	956
Equity in Net Income of Equity Method Investees	159	123
Net income	1,886	3,001
Net loss attributable to noncontrolling interests	348	202
Net Income attributable to IIJ	2,234	3,203

CAPEX
	FY2009	FY2010
	JPY millions	JPY millions
CAPEX, including capital leases	5,584	6,752
Acquisition of Assets by Entering into Capital Leases	2,330	2,913
Purchase of Property and Equipment	3,254	3,839

Presentation

Presentation Materials will be posted on our web site (http://www.iij.ad.jp/en/IR/) on May 13, 2011.

About Internet Initiative Japan Inc.

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, IIJ has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

The Internet Initiative Japan Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=4613

For inquiries, contact:

YUKO KAZAMA

IIJ Investor Relations Office

Tel: +81-3-5259-6500 E-mail: ir@iij.ad.jp URL: http://www.iij.ad.jp/en/IR

Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2008 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

9Depreciation and amortization includes impairment loss on other intangible assets. (See IIJ's consolidated financial statements for details).

Internet Initiative Japan Inc.
Consolidated Balance Sheets (Unaudited)
(As of March 31, 2010 and March 31, 2011)

	As of March 31, 2010		As of March 31, 2011
	Thousands of JPY	%	Thousands of U.S. Dollars	Thousands of JPY	%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	8,764,415		160,870	13,313,615
Accounts receivable, net of allowance for doubtful accounts of JPY 37,178 thousand and JPY 44,002 thousand at March 31, 2010 and March 31, 2011, respectively	11,396,597		198,542	16,431,374
Inventories	807,803		7,263	601,088
Prepaid expenses	1,593,000		20,302	1,680,158
Deferred tax assets —Current	1,570,746		11,820	978,263
Other current assets, net of allowance for doubtful accounts of JPY 720 thousand and JPY 43,640 thousand at March 31, 2010 and March 31, 2011, respectively	762,081		18,526	1,533,185
Total current assets	24,894,642	47.8	417,323	34,537,683	48.3
INVESTMENTS IN EQUITY METHOD INVESTEES	1,131,354	2.2	15,128	1,251,990	1.8
OTHER INVESTMENTS	2,581,610	5.0	33,761	2,794,046	3.9
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY 17,653,271 thousand and JPY 21,891,126 thousand at March 31, 2010 and March 31, 2011, respectively	12,970,152	24.9	199,139	16,480,724	23.1
GOODWILL	3,620,342	6.9	72,261	5,980,333	8.4
OTHER INTANGIBLE ASSETS —Net	2,819,187	5.4	70,838	5,862,503	8.2
GUARANTEE DEPOSITS	2,003,862	3.8	22,835	1,889,796	2.6
Deferred tax assets —Noncurrent	685,370	1.3	198	16,393	0.0
OTHER ASSETS, net of allowance for doubtful accounts of JPY91,319 thousand and JPY81,448 thousand at March 31, 2010 and March 31, 2011, respectively, and net of loan loss valuation allowance of JPY 16,701thousand at March 31, 2010 and March 31 2011, respectively	1,389,954	2.7	32,135	2,659,521	3.7
TOTAL	52,096,473	100.0	863,618	71,472,989	100.0

	As of March 31, 2010		As of March 31, 2011
	Thousands of JPY	%	Thousands of U.S. Dollars	Thousands of JPY	%
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	4,450,000		162,277	13,430,000
Capital lease obligations —Current portion	2,729,673		33,687	2,787,955
Accounts payable	6,967,654		164,018	13,574,152
Accrued expenses	1,184,483		22,836	1,889,891
Accrued retirement and pension costs —Current	14,539		--	--
Deferred income —current	1,445,174		20,147	1,667,336
Other current liabilities	922,345		9,861	816,117
Total current liabilities	17,713,868	34.0	412,826	34,165,451	47.8
CAPITAL LEASE OBLIGATIONS —Noncurrent	3,657,657	7.0	43,820	3,626,565	5.1
ACCRUED RETIREMENT AND PENSION COSTS —Noncurrent	1,302,054	2.5	18,935	1,567,050	2.2
DEFERRED TAX LIABILITIRES —Noncurrent	1,193,796	2.3	7,364	609,412	0.8
DEFERRED INCOME —Noncurrent	560,677	1.1	15,358	1,270,984	1.8
OTHER NONCURRENT LIABILITIES	304,718	0.6	7,155	592,177	0.8
Total Liabilities	24,732,770	47.5	505,458	41,831,639	58.5
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common-stock—authorized, 377,600 shares; issued and outstanding, 206,478 shares at March 31, 2010 and March 31, 2011	16,833,847	32.3	203,406	16,833,847	23.6
Additional paid-in capital	27,443,600	52.7	330,098	27,318,912	38.2
Accumulated deficit	(16,720,092)	(32.1)	(169,445)	(14,023,259)	(19.6)
Accumulated other comprehensive income (loss)	168,769	0.3	(1,029)	(85,134)	(0.1)
Treasury stock—3,934 shares and 3,794 shares held by the company at March 31, 2010 and March 31, 2011, respectively	(406,547)	(0.8)	(4,738)	(392,079)	(0.6)
Total Internet Initiative Japan Inc. shareholders' equity	27,319,577	52.4	358,292	29,652,287	41.5
NONCONTROLLING INTERESTS	44,126	0.1	(132)	(10,937)	(0.0)
Total equity	27,363,703	52.5	358,160	29,641,350	41.5
TOTAL	52,096,473	100.0	863,618	71,472,989	100.0
(Note1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 82.76 which was the noon buying rate in New
 York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2011.
(Note2) The above presentation as of March 31, 2010 has been changed to conform to the presentation as of March 31, 2011.

Internet Initiative Japan Inc.
Consolidated Statements of Income (Unaudited)
(For the fiscal year ended March 31, 2010 and March 31, 2011)

	Fiscal Year Ended March 31, 2010		Fiscal Year Ended March 31, 2011
	Thousands of JPY	% of total revenues	Thousands of U.S. Dollars	Thousands of JPY	% of total revenues
REVENUES:
Network services:
Internet connectivity services (corporate use)	13,847,116		169,220	14,004,608
Internet connectivity services (home use)	6,854,258		78,844	6,525,128
WAN services	2,553,551		194,539	16,100,046
Outsourcing services	13,717,705		181,631	15,031,785
Total	36,972,630		624,234	51,661,567
Systems integration:
Systems construction	11,353,598		144,231	11,936,581
Systems operation and maintenance	18,716,978		211,541	17,507,099
Total	30,070,576		355,772	29,443,680
Equipment sales	756,517		9,622	796,385
ATM operation business	206,657		6,242	516,574
Total revenues	68,006,380	100.0	995,870	82,418,206	100.0
COST AND EXPENSES:
Cost of network services	30,533,726		503,601	41,678,052
Cost of systems integration	21,903,699		271,465	22,466,436
Cost of equipment sales	649,315		8,256	683,285
Cost of ATM operation business	963,862		12,089	1,000,470
Total cost	54,050,602	79.5	795,411	65,828,243	79.9
Sales and marketing	5,405,075	7.9	79,942	6,616,013	8.0
General and administrative	4,826,006	7.1	66,206	5,479,176	6.7
Research and development	313,112	0.5	4,274	353,732	0.4
Total cost and expenses	64,594,795	95.0	945,833	78,277,164	95.0
OPERATING INCOME	3,411,585	5.0	50,037	4,141,042	5.0
OTHER INCOME (EXPENSE):
Interest income	28,691		279	23,113
Interest expense	(306,208)		(3,240)	(268,129)
Foreign exchange losses	(395)		(386)	(31,975)
Net gains on sales of other investments	49,512		1,272	105,252
Losses on write-down of other investments	(342,796)		(2,173)	(179,829)
Other—net	18,673		538	44,515
Other expense — net	(552,523)	(0.8)	(3,710)	(307,053)	(0.3)
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	2,859,062	4.2	46,327	3,833,989	4.7
INCOME TAX EXPENSE	1,132,093	1.7	11,548	955,697	1.2
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	159,423	0.3	1,482	122,667	0.1
NET INCOME	1,886,392	2.8	36,261	3,000,959	3.6
LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	347,746	0.5	2,446	202,409	0.3
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	2,234,138	3.3	38,707	3,203,368	3.9

	Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2011
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	202,544		202,644
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	202,544		202,644
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,017,600		81,057,600
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,017,600		81,057,600
BASIC NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	11,030.38	191.01	15,807.86
DILUTED NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	11,030.38	191.01	15,807.86
BASIC NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	27.58	0.48	39.52
DILUTED NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	27.58	0.48	39.52
(Note 1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 82.76 which was the noon buying rate in New
 York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2011.
(Note2) The above presentation for the fiscal year ended March 31, 2010 has been changed to conform to the presentation for the fiscal year ended March 31, 2011.

Internet Initiative Japan Inc.
Consolidated Statements of Shareholders' Equity (Unaudited)
(For the fiscal year ended March 31, 2010 and March 31, 2011)

			Internet Initiative Japan Inc. shareholders' equity
	Total equity	Comprehensive income (loss)	Accumulated deficit	Accumulated other comprehensive income (loss)	Shares of common stock outstanding	Common Stock	Treasury Stock	Additional Paid-in Capital	NON CONTROLLING INTERESTS
	Thousands of JPY	Thousands of JPY	Thousands of JPY	Thousands of JPY	Shares	Thousands of JPY	Thousands of JPY	Thousands of JPY	Thousands of JPY
BALANCE, APRIL 1, 2009	25,242,919		(18,549,142)	(320,711)	206,478	16,833,847	(406,547)	27,611,737	73,735
Subsidiary stock issuance	150,000							(168,137)	318,137
Comprehensive income (loss) :
Net Income(loss)	1,886,392	1,886,392	2,234,138						(347,746)
Other Comprehensive income, net of tax	489,480	489,480		489,480
Total comprehensive income	2,375,872	2,375,872
Dividends paid	(405,088)		(405,088)
BALANCE, MARCH 31, 2010	27,363,703		(16,720,092)	168,769	206,478	16,833,847	(406,547)	27,443,600	44,126
Subsidiary stock issuance	--							(147,346)	147,346
Comprehensive income (loss):
Net Income (loss)	3,000,959	3,000,959	3,203,368						(202,409)
Other Comprehensive loss, net of tax	(253,903)	(253,903)		(253,903)
Total comprehensive income:	2,747,056	2,747,056
Dividends paid	(506,535)		(506,535)
Disposal of Treasury stock	37,126						14,468	22,658
BALANCE, MARCH 31, 2011	29,641,350		(14,023,259)	(85,134)	206,478	16,833,847	(392,079)	27,318,912	(10,937)

(For the fiscal year ended March 31, 2011 (In USD))

			Internet Initiative Japan Inc. shareholders' equity
	Total equity	Comprehensive income (loss)	Accumulated deficit	Accumulated other comprehensive income (loss)	Shares of common stock outstanding	Common Stock	Treasury Stock	Additional Paid-in Capital	NON CONTROLLING INTERESTS
	Thousands of USD	Thousands of USD	Thousands of USD	Thousands of USD	Shares	Thousands of USD	Thousands of USD	Thousands of USD	Thousands of USD
BALANCE, APRIL 1, 2010	330,639		(202,031)	2,039	206,478	203,406	(4,913)	331,605	533
Subsidiary stock issuance	--							(1,781)	1,781
Comprehensive income (loss):
Net Income (loss)	36,261	36,261	38,707						(2,446)
Other Comprehensive loss, net of tax	(3,068)	(3,068)		(3,068)
Total comprehensive income:	33,193	33,193
Dividends paid	(6,121)		(6,121)
Disposal of Treasury stock	449						175	274
BALANCE, MARCH 31, 2011	358,160		(169,445)	(1,029)	206,478	203,406	(4,738)	330,098	(132)

(Note) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 82.76 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2011.

Internet Initiative Japan Inc.
Consolidated Statements of Cash Flows (Unaudited)
(For the fiscal year ended March 31, 2010 and March 31, 2011)

	Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2011
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
OPERATING ACTIVITIES:
Net income	1,886,392	36,261	3,000,959
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,306,826	70,697	5,850,882
Impairment loss on other intangible assets	--	2,635	218,073
Provision for retirement and pension costs, less payments	225,915	3,067	253,818
Provision for (reversal of) allowance for doubtful accounts	40,467	(127)	(10,522)
Loss on disposal of property and equipment	639,160	285	23,588
Net gains on sales of other investments	(49,512)	(1,272)	(105,252)
Impairment of other investments	342,796	2,173	179,829
Gain on receipt of investment securities	--	(218)	(18,060)
Foreign exchange losses, net	15,116	330	27,309
Equity in net income of equity method investees	(159,423)	(1,482)	(122,667)
Deferred income tax expense	756,422	7,333	606,875
Others	13,000	205	16,960
Changes in operating assets and liabilities net of effects from acquisition of business and a company:
Decrease (increase) in accounts receivable	(1,179,388)	5,192	429,691
Decrease (increase) in inventories, prepaid expenses and other current and noncurrent assets	485,711	(10,045)	(831,338)
Increase in accounts payable	808,845	24,110	1,995,375
Increase in income taxes payable	95,819	332	27,490
Increase in accrued expenses and other current and noncurrent liabilities	392,948	12,339	1,021,206
Net cash provided by operating activities	9,621,094	151,815	12,564,216
INVESTING ACTIVITIES:
Purchase of property and equipment	(3,253,629)	(46,387)	(3,839,011)
Proceeds from sales of property and equipment	205,548	2,106	174,334
Purchase of available-for-sale securities	(73,236)	(1,704)	(141,020)
Purchase of other investments	(875,016)	(2,417)	(200,000)
Investment in an equity method investee	(22,834)	--	--
Proceeds from sales of available-for-sale securities	123,880	1,880	155,571
Proceeds from sales of other investments	78,250	798	66,047
Payments of guarantee deposits	(83,833)	(8,299)	(686,825)
Refund of guarantee deposits	128,192	1,996	165,193
Payments for refundable insurance policies	(55,020)	(268)	(22,188)
Refund from insurance policies	39,959	358	29,642
Acquisition of a newly controlled company, net of cash acquired	--	(110,802)	(9,170,000)
Other	--	(300)	(24,860)
Net cash used in investing activities	(3,787,739)	(163,039)	(13,493,117)

	Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2011
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months	6,000,000	19,333	1,600,000
Repayments of short-term borrowings with initial maturities over three months	(11,100,000)	(18,729)	(1,550,000)
Principal payments under capital leases	(4,082,908)	(36,122)	(2,989,471)
Net increase in short-term borrowings with initial maturities less than three months	2,200,000	107,902	8,930,000
Proceeds from issuance of subsidiary stock to minority shareholders	150,000	--	--
Dividends paid	(405,088)	(6,121)	(506,535)
Proceeds from sales of treasury stock	--	449	37,126
Net cash provided by (used in) financing activities	(7,237,996)	66,712	5,521,120

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(18,668)	(520)	(43,019)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,423,309)	54,968	4,549,200
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	10,187,724	105,902	8,764,415
CASH AND CASH EQUIVALENTS, END OF THE YEAR	8,764,415	160,870	13,313,615

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	307,045	3,235	267,750
Income taxes paid	160,398	4,188	346,561

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	2,330,077	35,196	2,912,806
Facilities purchase liabilities	628,905	18,842	1,559,343
Acquisition of a company:
Assets acquired	--	180,524	14,940,164
Cash paid	--	(110,802)	(9,170,000)
Liabilities assumed	--	69,722	5,770,164

(Note 1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 82.76 which was the noon buying rate in
 New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2011.
(Note2) The above presentation for the fiscal year ended March 31, 2010 has been changed to conform to the presentation for the fiscal year ended March 31, 2011.

4th Quarter FY2010 Consolidated Financial Results (3 months)

The following tables are highlight data of 4th Quarter FY2010 consolidated financial results (unaudited, from January 1, 2011 to March 31, 2011).

Operating Results Summary
	4Q09	4Q10	YoY % Change
	JPY millions	JPY millions
Total Revenues:	19,694	25,622	30.1
Network Services	9,372	15,552	65.9
SI	9,905	9,659	(2.5)
Equipment Sales	318	247	(22.4)
ATM Operation Business	99	164	66.3
Cost of Revenues:	15,358	20,572	33.9
Network Services	7,655	12,474	62.9
SI	7,152	7,591	6.1
Equipment Sales	270	210	(22.1)
ATM Operation Business	281	297	5.9
SG&A Expenses and R&D	2,932	3,339	13.9
Operating Income	1,404	1,711	21.8
Income before Income Tax Expense	1,076	1,659	54.2
Net Income attributable to IIJ	1,101	1,206	9.6

Connectivity and Outsourcing Services Revenues Breakdown and Cost
	4Q09	4Q10	YoY % Change
	JPY millions	JPY millions
Internet Connectivity Service (Corporate Use)	3,480	3,572	2.6
IP Service	2,257	2,256	(0.0)
IIJ FiberAccess/F and IIJ DSL/F	752	782	4.1
IIJ Mobile Service	401	471	17.3
Others	70	63	(9.8)
Internet Connectivity Service (Home Use)	1,720	1,551	(9.9)
Under IIJ Brand	260	236	(9.3)
hi-ho	1,320	1,178	(10.8)
OEM	140	137	(2.4)
WAN Services	647	6,398	889.1
Outsourcing Services	3,525	4,031	14.4
Network Services Revenues	9,372	15,552	65.9

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	4Q09	4Q10
	JPY millions	JPY millions
Adjusted EBITDA	2,776	3,543
Depreciation and Amortization	(1,372)	(1,832)
Operating Income	1,404	1,711
Other Income (Expense)	(328)	(52)
Income Tax Expense	90	496
Equity in Net Income (Loss) of Equity Method Investees	92	(7)
Net income	1,018	1,156
Net income attributable to noncontrolling interests	83	50
Net Income attributable to IIJ	1,101	1,206

The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment in our consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP.

CAPEX
	4Q09	4Q10
	JPY millions	JPY millions
CAPEX, including capital leases	1,218	2,212
Acquisition of Assets by Entering into Capital Leases	767	1,410
Purchase of Property and Equipment	451	802

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income (Unaudited)
(Three Months ended March 31, 2010 and March 31, 2011)

	Three Months Ended March 31, 2010		Three Months Ended March 31, 2011
	Thousands of JPY	% of total revenues	Thousands of U.S. Dollars	Thousands of JPY	% of total revenues
REVENUES:
Network services:
Internet connectivity services (corporate use)	3,479,668		43,159	3,571,836
Internet connectivity services (home use)	1,720,371		18,738	1,550,768
WAN services	646,856		77,307	6,397,936
Outsourcing services	3,525,272		48,710	4,031,223
Total	9,372,167		187,914	15,551,763
Systems integration:
Systems Construction	5,218,612		60,610	5,016,059
Systems Operation and Maintenance	4,686,575		56,105	4,643,273
Total	9,905,187		116,715	9,659,332
Equipment sales	317,807		2,982	246,761
ATM operation business	98,440		1,978	163,690
Total revenues	19,693,601	100.0	309,589	25,621,546	100.0
COST AND EXPENSES:
Cost of network services	7,655,368		150,721	12,473,729
Cost of systems integration	7,152,446		91,716	7,590,400
Cost of equipment sales	269,369		2,537	209,940
Cost of ATM operation business	280,609		3,590	297,104
Total cost	15,357,792	78.0	248,564	20,571,173	80.3
Sales and marketing	1,477,339	7.5	22,477	1,860,161	7.2
General and administrative	1,381,928	7.0	16,731	1,384,663	5.4
Research and development	72,188	0.4	1,143	94,574	0.4
Total cost and expenses	18,289,247	92.9	288,915	23,910,571	93.3
OPERATING INCOME	1,404,354	7.1	20,674	1,710,975	6.7
OTHER INCOME (EXPENSE):
Interest income	10,701		75	6,161
Interest expense	(65,036)		(902)	(74,625)
Foreign exchange gains (loss)	3,409		(33)	(2,722)
Net gains on sales of other investments	28,872		620	51,327
Losses on write-down of other investments	(293,355)		(96)	(7,966)
Other—net	(13,089)		(288)	(23,813)
Other expense — net	(328,498)	(1.6)	(624)	(51,638)	(0.2)
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME IN EQUITY METHOD INVESTEES	1,075,856	5.5	20,050	1,659,337	6.5
INCOME TAX EXPENSE	89,902	0.5	5,997	496,288	2.0
EQUITY IN NET INCOME (LOSS) OF EQUITY METHOD INVESTEES	32,259	0.2	(81)	(6,692)	(0.0)
NET INCOME	1,018,213	5.2	13,972	1,156,357	4.5
LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	82,632	0.4	604	49,923	0.2
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	1,100,845	5.6	14,576	1,206,280	4.7

	Three Months Ended March 31, 2010		Three Months Ended March 31, 2011
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	202,544			202,684
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	202,544			202,684
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,017,600			81,073,600
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,017,600			81,073,600
BASIC NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	5,435.09		71.91	5,951.53
DILUTED NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	5,435.09		71.91	5,951.53
BASIC NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	13.59		0.18	14.88
DILUTED NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	13.59		0.18	14.88
(Note 1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 82.76 which was the noon buying rate in New
 York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 31, 2011.
(Note2) The above presentation for the three months ended March 31, 2010 has been changed to conform to the presentation for the three months ended March 31, 2011.

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(Three Months ended March 31, 2010 and March 31, 2011)

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2011
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
OPERATING ACTIVITIES:
Net income	1,018,213	13,972	1,156,357
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,372,362	20,711	1,714,029
Impairment loss on other intangible assets	--	1,427	118,073
Provision for (reversal of) retirement and pension costs, less payments	(12,506)	632	52,322
Provision for allowance for doubtful accounts	13,393	141	11,649
Loss on disposal of property and equipment	616,410	99	8,186
Net gains on sales of other investments	(28,872)	(620)	(51,327)
Impairment of other investments	293,355	96	7,966
Foreign exchange gains, net	(1,097)	(20)	(1,629)
Equity in net (income) losses of equity method investees	(32,259)	81	6,692
Deferred income tax expense (benefit)	(34,059)	4,412	365,171
Others	13,000	(541)	(44,817)
Changes in operating assets and liabilities net of effects from acquisition of business and a company:
Increase in accounts receivable	(2,836,491)	(3,767)	(311,785)
Decrease (increase) in inventories, prepaid expenses and other current and noncurrent assets	1,123,824	(1,324)	(109,567)
Increase (decrease) in accounts payable	1,477,895	(23,617)	(1,954,506)
Increase in income taxes payable	209,397	1,915	158,475
Increase in accrued expenses and other current and noncurrent liabilities	167,930	36,875	3,051,766
Net cash provided by operating activities	3,360,495	50,472	4,177,055
INVESTING ACTIVITIES:
Purchase of property and equipment	(450,852)	(9,690)	(801,940)
Proceeds from sales of property and equipment	27,278	2,056	170,187
Purchase of available-for-sale securities	(44,052)	(1,142)	(94,552)
Purchase of other investments	(625,000)	(604)	(50,000)
Proceeds from sales of available-for-sale securities	56,288	1,232	101,966
Proceeds from sales of other investments	21,426	437	36,146
Payments of guarantee deposits	(23,583)	(3,121)	(258,296)
Refund of guarantee deposits	63,442	504	41,768
Payments for refundable insurance policies	(13,154)	(60)	(4,998)
Other	(1,498)	(51)	(4,238)
Net cash used in financing activities	(989,705)	(10,439)	(863,957)

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2011
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months	250,000	3,625	300,000
Repayments of short-term borrowings with initial maturities over three months	(650,000)	(15,104)	(1,250,000)
Principal payments under capital leases	(1,424,846)	(9,423)	(779,830)
Net Increase (decrease) in short-term borrowings with initial maturities less than three months	(250,000)	11,237	930,000
Net cash used in financing activities	(2,074,846)	(9,665)	(799,830)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	2,369	5	444

NET INCREASE IN CASH AND CASH EQUIVALENTS	298,313	30,373	2,513,712
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	8,466,102	130,497	10,799,903
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	8,764,415	160,870	13,313,615
(Note 1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 82.76 which was the noon buying rate in
 New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of
New York prevailing as of March 31, 2011.
(Note2) The above presentation for the three months ended March 31, 2010 has been changed to conform to the presentation for the three months ended March 31, 2011.

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the Fiscal Year Ended March 31, 2011("FY2010") in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the Fiscal Year Ended March 31, 2011
[Under accounting principles generally accepted in the United States ("U.S. GAAP")]

May 13, 2011

Company name: Internet Initiative Japan Inc.       Exchange listed: Tokyo Stock Exchange First Section

Stock code number: 3774                                  URL: http://www.iij.ad.jp/

Representative: Koichi Suzuki, President and Representative Director

Contact: Akihisa Watai, Managing Director and CFO       TEL: (03) 5259-6500

Annual general shareholder's meeting: scheduled on June 28, 2011

Payment of dividend: Scheduled to be started on June 29, 2011

Filing of annual report (Yuka-shoken-houkokusho) to the regulatory organization in Japan: Scheduled on June 30, 2011

Supplemental material on Fiscal year results: Yes

Presentation on Fiscal year results: Yes (for institutional investors and analysts)

 (Amounts of less than JPY one million are rounded)

1. Consolidated Financial Results for the Fiscal Year Ended March 31, 2011
(April 1, 2010 to March 31, 2011)

(1) Consolidated Results of Operations							(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense		Net Income attributable to IIJ
	JPY millions	％	JPY millions	％	JPY millions	％	JPY millions	％
Fiscal year ended March 31, 2011	82,418	21.2	4,141	21.4	3,834	34.1	3,203	43.4
Fiscal year ended March 31, 2010	68,006	(2.5)	3,412	16.9	2,859	40.5	2,234	57.4
(Note1) Total comprehensive income	Fiscal Year ended March 31, 2011: JPY2,747 million (up 15.6% YoY)
	Fiscal Year ended March 31, 2010: JPY2,376 million
(Note2) Income before income tax expense represents income from operations before income tax expense and equity in net income in equity method investees, respectively, in IIJ's consolidated financial statements.
	Basic Net Income attributable to IIJ per Share	Diluted Net Income attributable to IIJ per Share	Net Income attributable to IIJ to Total Shareholders' Equity	Income before Income Tax Expense to Total Assets	Total Revenues Operating Margin Ratio
	JPY	JPY	%	%	%
Fiscal year ended March 31, 2011	15,807.86	15,807.86	11.2	6.2	5.0
Fiscal year ended March 31, 2010	11,030.38	11,030.38	8.5	5.5	5.0
(Reference) Equity in net income of equity method investees			Fiscal Year ended March 31, 2011: JPY123 million
			Fiscal Year ended March 31, 2010: JPY159 million
(2) Consolidated Financial Position
	Total Assets	Total Equity	Total IIJ Shareholders' Equity	Total IIJ Shareholders' Equity to Total Assets	Shareholders' Equity per share
	JPY millions	JPY millions	JPY millions	%	JPY
March 31, 2011	71,473	29,641	29,652	41.5	146,298.11
March 31, 2010	52,096	27,364	27,320	52.4	134,882.18

(3) Consolidated Cash Flow
	Operating Activities	Investing Activities	Financing Activities	Cash and Cash Equivalents (End of the Period)
	JPY millions	JPY millions	JPY millions	JPY millions
Fiscal year ended March 31, 2011	12,564	(13,493)	5,521	13,314
Fiscal year ended March 31, 2010	9,621	(3,788)	(7,238)	8,764

2. Dividends

	Dividend per Shares
	1Q-end	2Q-end	3Q-end	Year-end	Total	Total cash dividends for the year	Payout Ratio (consolidated)	Ratio of Dividends to Shareholder's Equity (consolidated)
	JPY	JPY	JPY	JPY	JPY	JPY millions	%	%
Fiscal year ended March 31, 2010	--	1,000.00	--	1,250.00	2,250.00	456	20.4	1.7
Fiscal year ended March 31, 2011	--	1,250.00	--	1,500.00	2,750.00	557	17.4	2.0
Fiscal year ending March 31, 2012 (Target)	--	1,500.00	--	1,500.00	3,000.00		17.9

3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2012
(April 1, 2011 through March 31, 2012)

(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense (Benefit)		Net Income Attributable to IIJ		Basic Net Income attributable to IIJ per Share
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%	JPY
Interim Period Ending September 30, 2011	47,500	38.6	2,000	66.5	1,700	69.0	1,000	16.4	4,933.79
Fiscal year ending March 31, 2012	100,000	21.3	6,300	54.2	5,600	48.0	3,400	6.1	16,774.88

4. Others

(1) Changes in significant subsidiaries for the Fiscal Year ended March 31, 2011

     (Changes in significant subsidiaries for the Fiscal year ended March 31, 2011 which resulted in changes in scope of consolidation): yes

     Newly Consolidated (Name: IIJ Global Solutions Inc.) Excluded: (Name: IIJ Technology Inc.)

(2) Changes in Significant Accounting and Reporting Policies for Consolidated Financial Statements

      1) Changes due to the revision of accounting standards: No

      2) Others: Yes

(3) Number of Shares Outstanding (Shares of Common Stock)

      1) The number of shares outstanding (inclusive of treasury stock):

      As of March 31, 2011:            206,478 shares

      As of March 31, 2010:            206,478 shares

2) The number of treasury stock:

      As of March 31, 2011:            3,794 shares

      As of March 31, 2010:            3,934 shares

3) The weighted average number of shares outstanding:

      For the Fiscal Year ended March 31, 2011:       202,644 shares

      For the Fiscal Year ended March 31, 2010:       202,544 shares

[English Translation]

May 13, 2011

Company name: 1-105 Kanda Jimbo-cho, Chiyoda-ku, Tokyo
Internet Initiative Japan Inc.

Company representative: Koichi Suzuki, President and Representative Director
(Stock Code Number: 3774 The First Section of the Tokyo Stock Exchange)

Contact: Akihisa Watai, Managing Director and CFO
TEL: 03-5259-6500

Information Pertaining to Controlling Shareholders

1. Name of Controlling Shareholders
 (as of March 31, 2010)

Name	Relationship	Its Ownership Percentage (%)	Securities Exchanges where its Shares are Listed
Nippon Telegraph and Telephone Corporation	IIJ is NTT's affiliate company	29.9 (5.0)	Tokyo Stock Exchange, Inc. (First Section)
Osaka Securities Exchange, Co., Ltd. (First Section)
Nagoya Stock Exchange, Inc. (First Section)
Fukuoka Stock Exchange
Sapporo Stock Exchange
New York Stock Exchange, Inc.
London Stock Exchange plc.
(Notes) The percentage in parentheses is the indirect ownership by NTT included in the figure above.

2. Position of the Listed Company (IIJ) within Parent Company's Corporate Group and other Parent Company Relationships

a. Position of the Listed Company (IIJ) within the Group of the Parent Company

The ownership percentage by NTT, which is IIJ's largest shareholder, was 29.9% as of March 31, 2011, including its indirect ownership. However, IIJ's sales activities are not affected by NTT's ownership in IIJ and IIJ is maintaining its management independence.

b. Personal Relationships with the Parent Company, other Related Company and their Group Companies

IIJ's board of directors consists of 14 members including 4 outside directors. Takashi Hiroi, an outside director (part-time director) of IIJ, is an employee of NTT (Senior Manager, Strategic Business Development Division of NTT). However, he is monitoring IIJ's business operations as an outside director and does not have any personal relationships, such as family relationships, with IIJ's other directors and auditors. He did not acquire any interest such as capital or business relationships upon becoming an outside director.

3. Business Relationship with NTT Group

IIJ uses services provided by Nippon Telegraph and Telephone East Corporation ("NTT East") and Nippon Telegraph and Telephone West Corporation ("NTT West") for a significant portion of its access circuits, and services provided by NTT Communications Corporation ("NTT Communications") for a significant portion of its domestic and international backbones. The amount paid to NTT East and West, and to NTT Communications for their telecommunication circuits was JPY1,324 million and JPY3,219 million, respectively for the fiscal year ended March 31, 2011.

IIJ leases a part of Internet data center facilities from NTT Group companies to provide our Internet data center services to our customers and the amount paid to NTT Group related to the lease of Internet data center facilities are JPY1,524 million.

Business transactions with the NTT Group are within the scope of normal business practices, and there is no special contract made in relation to the investment by NTT Group.

CONTACT: Internet Initiative Japan Inc.
         E-mail: ir@iij.ad.jp Tel: +81-3-5259-6500
         URL: http://www.iij.ad.jp/en/IR